SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549




                          FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 OR 15d-16
                OF SECURITIES EXCHANGE ACT OF 1934


                   For the month of January 2004

          SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

             31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)











                                                                  5 January 2004


                    Substantial Share Interest Notification

We are writing to advise you that the Company was notified on 24 December 2003 that following a purchase of shares, Lansdowne Partners Limited Partnership, on behalf of client funds that it manages, has an interest in 9,338,262 ordinary shares of GBP1 each in the Company, amounting to 8.3 per cent of the 112,655,174 shares in issue.





Enquiries:

Neil Olofsson

Schroder Investment Management Limited

Tel: 020 7658 3496


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                 SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC




Date: 5th January 2004

                               By:/s/John Spedding
                                     John Spedding
                                     Company Secretary
                                     For and on behalf of Schroder Investment
                                     Management Limited, Secretaries